Mail Stop 3561

				April 13, 2006

By U.S. Mail

Mr. Joseph G. McGuire
President and Chief Executive Officer
Tweeter Home Entertainment Group, Inc.
40 Pequot Way
Canton, MA 02021

		Re:	Tweeter Home Entertainment Group, Inc.
			Form 10-K for the year ended September 30, 2005
			Filed December 29, 2005
			File No. 0-24091

Dear Mr. McGuire:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,



William Choi
      Accounting Branch Chief